Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations for the six months ended June 30, 2022 and 2023. This section should be read in conjunction with our unaudited interim condensed consolidated financial statements and the related notes included elsewhere in this interim report. See “Exhibit 99.1— Unaudited Interim Condensed Consolidated Financial Statements of BIT Mining Limited as of December 31, 2022 and June 30, 2023 and for the six months ended June 30, 2022 and 2023.” We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements for fiscal year 2022, and the notes thereto, which appear in our annual report on Form 20-F for the year ended December 31, 2022, or the Annual Report, filed with the U.S. Securities and Exchange Commission, or the SEC, on April 17, 2023.

Unless otherwise indicated or the context otherwise requires, all references to “our company,” “we,” “our,” “ours,” “us” or similar terms refer to BIT Mining Limited, its predecessor entities, its subsidiaries and consolidated affiliated subsidiaries. “VIE” refers to variable interest entity.

All such financial statements were prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors.

Overview

We have four primary business segments covering self-mining, mining pool, data center operation and mining machine manufacturing and we are pursuing a development strategy to focus on cryptocurrency mining operations globally.

Cryptocurrency mining business

We operated cryptocurrency mining machines for the sole purpose of mining cryptocurrencies (primarily Bitcoin, Litecoin and Dogecoin), which we may sell for fiat currency for our own account from time to time depending on market condition and management's determination of our cash flow needs. We have deployed our Bitcoin mining machines in data centers in Kazakhstan and the U.S. since 2021, and our Ethereum mining machines in data centers in the U.S., respectively before the Ethereum Merge (The Ethereum Merge, namely, of the Ethereum Mainnet and the Beacon Chain Proof-of-Stake system, occurred on September 15, 2022.). After the Ethereum Merge, we changed our strategy to Ethereum-Classic cryptocurrency mining operations. In March 2023, we have deployed all of our Dogecoin/Litecoin mining machines at our data center in the U.S. for use in our self-mining business after mass-production.

As of the date of this report, the total hash rate capacity of our Dogecoin/Litecoin mining machines and Bitcoin mining machines in operation are approximately 31,625.3 GH/s and 57.8 PH/s. For the six months ended June 30, 2023, we produced 61 million Dogecoin and 33,196 Litecoin from our Dogecoin/Litecoin cryptocurrency mining operations and recognized revenue of approximately US$7.7 million (for the six months ended June 30, 2022: nil) and 122 Bitcoin from our Bitcoin cryptocurrency mining operations and recognized revenue of approximately US$2.7 million (for the six months ended June 30, 2022: US$10.4 million).

Data center business

Revenues of US$9.4 million were generated from our data center business for the six months ended June 30, 2023 (for the six months ended June 30, 2022: US$3.4 million).

During the second quarter of 2023, our cryptocurrency mining data centers in Akron, Ohio (the “Ohio Mining Site”), including our 82.5 megawatt space at the site, experienced a continuous power outage from April 24, 2023, to May 26, 2023. The outage from April 24, 2023, to April 28, 2023, was caused by the utility company serving the Ohio Mining Site (the “Utility Company”) temporarily suspending electricity supply to the Ohio Mining Site for maintenance purposes. The outage after the completion of maintenance was caused by our service provider, Viking Data Centers LLC (“VDC”), failing to timely settle charges with the Utility Company. VDC was responsible for settling such charges on a regular basis, per our relevant agreements. VDC failed to pay the Utility Company in a timely manner despite our paying VDC on time for our portion of the electricity bills. After being made aware of this incident, we worked closely with VDC and the Utility Company to resolve this problem. On May 26, 2023, the electricity supply to the Ohio Mining Site was restored.

We continue to monitor this situation with VDC and urge them to rectify the management of the electricity supply. Furthermore, we reserve all of our rights under our Restructuring and Spin-Off Agreement with VDC, as well as our claims under other relevant agreements.

In the wake of the negative impact of the power outage at the Ohio Mining Site, we are also actively seeking potential alternative locations other than Akron, Ohio. On June 26, 2023, we entered into a hosting services agreement with Texas-based Lonestar Dream Inc. for 13 megawatts of power capacity (the “Texas Mining Site”). Currently, we have about 3,600 DOGE/LTC mining machines operating at the Texas Mining Site.

Mining pool business

On April 15, 2021, we completed the acquisition of the entire mining pool business under BTC.com, including the domain name BTC.com and the cryptocurrency wallet of BTC.com. Our mining pool business generated a significant majority of our total revenue of US$450.8 million and US$125.9 million for the six months ended June 30, 2022 and June 30, 2023, respectively.

Mining machine manufacturing

On May 31, 2022, we completed the first closing of its previously announced share exchange agreement dated April 5, 2021 (as amended and restated in April 2022, the “Amended and Restated Share Exchange Agreement”) entered into by us and the shareholders (the “Selling Shareholders”) of the acquisition of Bee Computing (HK) Limited (“Bee Computing”). At the first closing of the Amended and Restated Share Exchange Agreement, we issued 16,038,930 of its Class A ordinary shares to the Selling Shareholders.

We have successfully produced more than 7,926 DOGE/LTC mining machines with a total theoretical hash rate capacity of approximately 37,742 GH/s. We have deployed all of the DOGE/LTC mining machines at the Ohio Mining Site for use in our self-mining business. We continue to invest in the research and development of the next generation of 7nm BTC mining machines. Together with our strategic ally, Chain Reaction, a semiconductor company focused on disruptive blockchain and privacy hardware, we are producing next-generation BTC mining systems. Our system design team continues to work on ASIC validation while completing the hash board to increase hash rates. We expect to optimize the hardware and software design as well as have the mining machine’s first engineering prototype sample by September 2023.

Our total revenues were US$146.9 million for the six months ended June 30, 2023, representing a significant decrease of US$345.3 million from US$492.2 million for the six months ended June 30, 2022. The decreases were mainly due to continuous declines in cryptocurrency prices since the second quarter of 2022.

Net loss attributable to BIT Mining Limited was US$5.9 million and US$18.5 million for the six months ended June 30, 2023 and June 30, 2022, respectively. Net loss attributable to BIT Mining Limited for the six months ended June 30, 2022 was mainly due to US$12.6 million in impairment of cryptocurrency assets and US$2.1 million in net loss on disposal of cryptocurrency assets, which were related to the declines in prices of cryptocurrencies since the second quarter of 2022. Net loss attributable to BIT Mining Limited for the six months ended June 30, 2023 was mainly due to US$3.3 million in impairment of cryptocurrency assets.

Description of Key Statement of Operations Items

Revenues

The table below sets forth our net revenues by service types for the six months ended 2022 and 2023:

	For the six months ended June 30,
	2022	2023
	US$	US$
	(in thousands)
Revenues:
Mining pool	450,778	125,882
Cryptocurrency mining	37,823	11,590
Data center	3,396	9,465
Others	200	—
Total revenues	492,197	146,937

Our total revenues decreased from US$492.2 million in the six months ended June 30, 2022 to US$146.9 million in the six months ended June 30, 2023, primarily due to continuous declines in cryptocurrency prices since the second quarter of 2022. Our mining pool business accounted for approximately 85.7% of the total revenues for the six months ended June 30, 2023. Our cryptocurrency mining business and data center business accounted for approximately 14.3% of our total revenues for the six months ended June 30, 2023.

Operating Costs and Expenses

The table below sets forth our operating costs and expenses for the six months ended June 30, 2022 and 2023:

	For the six months ended June 30,
	2022	2023
	US$	US$
	(in thousands)
Operating Costs and Expenses:
Cost of revenue	483,852	144,651
Sales and marketing	339	266
General and administrative	12,364	11,108
Service development	2,184	884
Total operating costs and expenses	498,739	156,909

Our operating costs and expenses consist primarily of cost of revenue, sales and marketing expenses, general and administrative expenses and service development expenses.

Cost of revenue

Our cost of revenue is directly related to the services we provide, and generally fluctuates in line with our revenues. Our cost of revenue primarily consists of: (i) mining rewards allocated to each providers of computing power (“pool participant”) in exchange for their computing power contributed to the mining pool; (ii) other direct costs related to providing the mining pool service such as server fees and labor for maintaining the mining pool service; (iii) direct production costs related to data center service for operation, leasing expense of servers hosting and other equipment used in providing cryptocurrency mining business; (iv) depreciation of machinery and equipment related to cryptocurrency mining and data center services; (v) amortization fees, which consist primarily of amortization of intangible assets arising from business combination; and (vi) cost of cryptocurrency mining, which consist primarily of direct costs related to cryptocurrency mining machines, including the server leasing and maintenance charges.

Sales and marketing expenses

Our sales and marketing expenses consist primarily of (i) promotional and marketing expenses, which primarily consist of expenses associated with various promotional events, (ii) salary and benefit expenses for sales and marketing employees, (iii) share-based compensation expenses, and (iv) advertising expenses.

General and administrative expenses

Our general and administrative expenses consist primarily of: (i) share-based compensation expenses; (ii) salary and benefit expenses for our management and general administrative employees; (iii) third-party professional service fees, which consist primarily of professional service fees paid to third-party professionals; (iv) depreciation expenses mainly for improvement of leasehold; (v) office expenses, which consist primarily of office rental and other office administrative expenses; (vi) travel, communication and other business expenses, which consist primarily of expenses associated with business travels; and (vii) bad debt provisions of other receivables, which consist primarily of bad debt provision of other receivables aging more than three years.

Service development expenses

Our service development expenses consist primarily of salary and benefit expenses for our research and development employees, share-based compensation expenses and rental expenses.

Other operating income

Our other operating income consists primarily of technical services fees received from third parties and related parties.

Government grant

For the six months ended June 30, 2023, we did not recognize grants. For the six months ended June 30, 2022, we recognized grants from the Hong Kong government. We might recognize similar grants from time to time in the future, but there is no assurance that we will continue to obtain such grants on a regular basis.

Net (loss) gain on disposal of cryptocurrency assets

Net (loss) gain on disposal of cryptocurrency assets was mainly due to fluctuating market prices for cryptocurrency assets balance and account payables by using first-in-first-out (“FIFO”) to calculate the cost of disposition.

Impairment of cryptocurrency assets

Impairment is provided for cryptocurrency assets held in self-mining and mining pool business, including cryptocurrencies payable to pool participants as a result of the price fluctuation of cryptocurrencies.

Changes in fair value of contingent considerations

Changes in fair value of contingent considerations was due to the re-measurement on the fair value of the contingent considerations related to the combination of BTC.com. The contingent considerations were settled as of June 30, 2022.

Impairment of property and equipment

Impairment of property and equipment was due to a provision for impairment of mining machines in Kazakhstan in 2022.

Results of Operations

The following summary of the unaudited consolidated financial data for the periods and as of the dates indicated is qualified by reference to, and should be read in conjunction with, our unaudited consolidated financial statements and related notes.

Our historical results do not necessarily indicate our results to be expected for any future period.

	For the six months ended June 30,
	2022	2023
	US$	US$
	(in thousands, except for per share data)
Consolidated Statement of Comprehensive Loss Data:
Revenues	492,197	146,937
Operating costs and expenses:
Cost of revenue	(483,852)	(144,651)
Sales and marketing expenses	(339)	(266)
General and administrative expenses	(12,364)	(11,108)
Service development expenses	(2,184)	(884)
Total operating costs and expenses	(498,739)	(156,909)
Other operating income	276	210
Other operating expenses	(1,515)	(302)
Net (loss) gain on disposal of cryptocurrency assets	(2,057)	5,804
Impairment of cryptocurrency assets	(12,620)	(3,254)
Changes in fair value of contingent considerations	1,247	—
Impairment of property and equipment	(836)	—
Government grant	9	—
Operating loss	(22,038)	(7,514)
Other income, net	554	407
Interest income	106	42
Interest expense	(218)	—
Gain from equity method investments	151	939
Changes in fair value of derivative instruments	—	275
Loss before income taxes	(21,445)	(5,851)
Income tax benefits	—	—
Net loss	(21,445)	(5,851)
Less: Net loss attributable to noncontrolling interests	(2,955)	—
Net loss attributable to BIT Mining Limited	(18,490)	(5,851)
Other comprehensive loss
Foreign currency translation loss	(902)	(440)
Other comprehensive loss, net of tax	(902)	(440)
Comprehensive loss	(22,347)	(6,291)
Less: Comprehensive loss attributable to noncontrolling interests	(3,056)	—
Comprehensive loss attributable to BIT Mining Limited	(19,291)	(6,291)
Losses per share attributable to BIT Mining Limited – Basic and Diluted:
Net loss	(0.03)	(0.01)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	717,955,865	1,093,318,465
Diluted	717,955,865	1,093,318,465

About Non-GAAP Financial Measures

As a supplement to net loss, we use the non-GAAP financial measure of adjusted net loss which is U.S. GAAP net loss as adjusted to exclude the impact of share-based compensation expenses, impairment of property and equipment, changes in fair value of contingent considerations, and changes in fair value of derivative instruments. All adjustments are non-cash and we believe they are not reflective of our general business performance. This non-GAAP financial measure is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of our current financial performance and prospects for the future. This non-GAAP financial measure should not be considered in addition to or as a substitute for or superior to U.S. GAAP net loss. In addition, our definition of adjusted net loss may be different from the definition of such term used by other companies, and therefore comparability may be limited.

Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in the following table：

	For the six months ended June 30,
	2022	2023
	US$	US$
Operating loss	(22,038)	(7,514)

Adjustment for share-based compensation expenses	4,474	754
Adjustment for impairment of property and equipment	836	—
Adjustment for changes in fair value of contingent considerations	(1,247)	—
Adjusted operating loss (non-GAAP)	(17,975)	(6,760)

Net loss attributable to BIT Mining Limited	(18,490)	(5,851)
Adjustment for share-based compensation expenses	4,474	754
Adjustment for impairment of property and equipment	836	—
Adjustment for changes in fair value of derivative instrument	—	(275)
Adjustment for changes in fair value of contingent considerations	(1,247)	—
Adjusted net loss attributable to BIT Mining Limited (non-GAAP)	(14,427)	(5,372)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	717,955,865	1,093,318,465
Diluted	717,955,865	1,093,318,465

Losses per share attributable to BIT Mining Limited (non-GAAP)-Basic
Net loss (non-GAAP)	(0.02)	(0.00)
Losses per share attributable to BIT Mining Limited (non-GAAP)-Diluted
Net loss (non-GAAP)	(0.02)	(0.00)

The six months ended June 30, 2023 compared with the six months ended June 30, 2022

Revenues

For the six months ended June 30, 2023, revenues were mainly comprised of revenues after inter-segment elimination from the mining pool business of US$125.9 million, the cryptocurrency mining business of US$11.6 million and the data center business of US$9.4 million. For the six months ended June 30, 2022, revenues were mainly comprised of revenues after inter-segment elimination from the mining pool business of US$450.8 million, the cryptocurrency mining business of US$37.8 million, and the data center business of US$3.4 million. The revenues from mining pool business for the six months ended June 30, 2023 included US$5.6 million from primary mining pool services and US$120.3 million from sub mining pool services, while the revenues from mining pool business for the six months ended June 30, 2022 were all from primary mining pool services.

Operating costs and expenses

Our operating costs and expenses decreased significantly from US$483.9 million for the six months ended June 30, 2022 to US$144.7 million for the six months ended June 30, 2023, primarily due to the following:

Cost of revenue. For the six months ended June 30, 2023, cost of revenue was mainly comprised of cost of revenue after inter-segment elimination from the mining pool business of US$125.3 million, the cryptocurrency mining business of US$2.3 million and the data center business of US$11.5 million. For the six months ended June 30, 2022, cost of revenue was mainly comprised of cost of revenue after inter-segment elimination from the mining pool business of US$448.0 million, the cryptocurrency mining business of US$13.7 million, and the data center business of US$4.3 million. The cost of revenues from mining pool business for the six month ended June 30, 2023 included US$5.3 million from primary mining pool services and US$120.0 million from sub mining pool services, while the cost of revenues from mining pool business for the six months ended June 30, 2022 were all from primary mining pool services.

The gross profit for the six months ended June 30, 2023 and 2022 were US$0.5 million and US$2.8 million for the mining pool business, and US$9.3 million and US$24.1 million for the cryptocurrency mining business. The gross losses for the six months ended June 30, 2023 and 2022 were US$2.0 million and US$0.9 million for the data center business. The gross profit from mining pool business for the six months ended June 30, 2023 included gross profit of US$0.1 million from primary mining pool services and gross profit US$0.5 million from sub mining pool services, while the gross profits from mining pool business for the six months ended June 30, 2022 were all from primary mining pool services.

With respect to the mining pool business, the gross profits are mainly due to the continuous declines in cryptocurrency prices, which has drove down the whole computing power since the first half of 2022 and remained lower prices in the first half of 2023 as compared to the corresponding period of 2022. And for safety elements, the Company has also ceased registering new users from Russia and started to retire accounts of existing users from Russia since March 2022, which could also be a negative impact on mining pool business.

With regards to the cryptocurrency mining business, the gross profits are largely driven by the cryptocurrency prices. The decreased gross profit was primarily attributable to lower cryptocurrency asset prices in first half of 2023 as compared with the overall prices in the first half of 2022, which led to our suspension of the operation of certain types of BTC mining machines. And after the Ethereum Merge (The Ethereum Merge, namely, of the Ethereum Mainnet and the Beacon Chain Proof-of-Stake system, occurred on September 15, 2022.), the Company changed its strategy to ETC cryptocurrency mining operations, which also led to an obvious declines of gross profits.

For the data center business, revenues are generated from providing its customers with rack space, utility, and cloud services such as virtual services, virtual storage, and data backup services. Cost of revenue is primarily comprised of direct production cost related to data center service as well as depreciation and amortization of the data centers. The increased gross losses of data center business for the six months ended June 30, 2023 were mainly attributable to the continuous declines in cryptocurrency prices since the second quarter of 2022, which led its customers to suspend their cryptocurrency mining operations.

Sales and marketing expenses. Sales and marketing expenses decreased of US$0.1 million from US$0.3 million for the six months ended June 30, 2022 to US$0.2 million for the six months ended June 30, 2023.

General and administrative expenses. General and administrative expenses decreased from US$12.4 million for the six months ended June 30, 2022 to US$11.1 million for the six months ended June 30, 2023. The decrease was mainly due to (i) a decrease of US$2.5 million in share-based compensation expenses associated with share options granted to our directors and employees mainly expensed in 2022, (ii) a decrease of US$1.1 million in third-party professional service fees, which was less acquisition activities occurred in 2023, and (iii) a decrease of US$0.7 million in depreciation and amortization expense, which was partially offset by (iv) an increase of US$3.0 million in consulting expenses related to the production of the Company’s LD4 DOGE/LTC mining machine.

Service development expenses. Service development expenses decreased from US$2.2 million for the six months ended June 30, 2022 to US$0.1 million for the six months ended June 30, 2023. The decrease was primarily due to a decrease of US$1.3 million in salary and benefit expenses for employees primarily due to a decrease in staff costs and benefits as a result of a decrease in headcount.

Other operating income

Other operating income remain unchanged of US$0.2 million for the six months ended June 30, 2022 and 2023.

Net (loss) gain on disposal of cryptocurrency assets

Net loss on disposal of cryptocurrencies decreased from US$2.1 million for the six months ended June 30, 2022 to net gain of US$5.8 million for the six months ended June 30, 2023, which was related to decreasing market prices for cryptocurrencies by using first-in-first-out (“FIFO”) to calculate the cost of disposition.

Impairment of cryptocurrency assets

Impairment of cryptocurrency assets decreased from US$12.6 million for the six months ended June 30, 2022 to US$3.3 million for the six months ended June 30, 2022, mainly due to the provisions for impairment of cryptocurrency assets held as a result of fluctuations in cryptocurrency prices.

Changes in fair value of contingent considerations

Changes in fair value of contingent consideration was US$1.2 million for the six months ended June 30, 2022, which was mainly due to re-measurement of the fair value of the contingent considerations related to the combination with BTC.com in April 2021.

Impairment of property and equipment

Impairment of property and equipment was US$0.8 million for the six months ended June 30, 2022, which was mainly due to a provision for impairment of mining machines in Kazakhstan.

Operating loss

As a result of the foregoing factors, we recorded operating loss of US$7.5 million for six months ended June 30, 2023, representing a decrease of US$14.5 million, compared with operating loss of US$22.0 million for the six months ended June 30, 2022.

Loss before income taxes

Loss before income taxes was US$5.9 million for the six months ended June 30, 2023, a decrease of US$15.5 million compared with loss before income taxes of US$21.4 million for the six months ended June 30, 2022.

Income tax expense

We recorded income tax expense of nil for the six months ended June 30, 2022 and 2023.

Net loss

As a result of the foregoing factors, we recorded net loss of US$ US$5.9 million for the six months ended June 30, 2023, as compared to net loss of US$21.4 million for the six months ended June 30, 2022.

Net loss attributable to BIT Mining Limited

We recorded net loss attributable to BIT Mining Limited of US$5.9 million for the six months ended June 30, 2023, as compared to net loss attributable to BIT Mining Limited of US$18.5 million for the six months ended June 30, 2022. We also recorded non-GAAP net loss attributable to BIT Mining Limited of US$5.4 million for the six months ended June 30, 2023, as compared to non-GAAP net loss attributable to BIT Mining Limited of US$14.4 million for the six months ended June 30, 2022.

Liquidity and Capital Resources

Our principal sources of liquidity have been cash received from disposal of cryptocurrency assets. As of June 30, 2023, we had US$4.6 million in cash and cash equivalents.

As a holding company with no material operations of our own, we conduct our operations primarily through our wholly- and majority-owned subsidiaries outside mainland China.

We believe that our current cash on hand will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months from the date of this interim report. We also have reduced our expenditures, such as overhead or administrative expenditures and marketing expenses since 2019 and started to mine cryptocurrency assets from our cryptocurrency mining business in February 2021. Cumulatively, all of these factors will have a positive impact on our cash flows for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities or debt securities or borrow from lending institutions. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

The following table sets forth a summary of our cash flows for the six months ended June 30, 2022 and 2023 indicated.

	Periods ended June 30,
	2022	2023
	US$	US$
Net cash used in operating activities	(46,756)	(17,070)
Net cash provided by investing activities	35,058	15,889
Net cash provided by financing activities	20,785	—
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(394)	297
Cash, cash equivalents and restricted cash at the beginning of the period	17,804	5,574
Cash, cash equivalents and restricted cash at the end of the period	26,497	4,690

Net cash used in operating activities

Net cash used in operating activities for the six months ended June 30, 2023 was US$17.1 million, which was primarily attributable to (i) net loss of US$5.9 million adjusted by subtracting depreciation of property and equipment of US$4.9 million, (ii) impairment of cryptocurrency assets of US$3.3 million, (iii) an increase in accrued expenses and other current liabilities of US$11.3 million, and (iv) an increase in accounts payable of US$3.5 million, which was partially offset by (v) an increase in cryptocurrency assets of US$24.2 million; (vi) net gain on disposal of cryptocurrency assets of US$5.8 million; and (vii) an increase in prepayments and other current assets of US$4.0 million.

Net cash used in operating activities for the six months ended June 30, 2022 was US$46.8 million, which was primarily attributable to (i) net loss of US$21.4 million adjusted by subtracting depreciation of property and equipment of US$11.8 million, (ii) impairment of cryptocurrency assets of US$12.6 million, (iii) amortization of intangible assets of US$4.8 million, (iv) share-based compensation of US$4.5 million, (v) net loss on disposal of cryptocurrency assets of US$2.1 million, (vi) amortization of right-of-use assets of US$1.2 million, (vii) impairment of property and equipment of US$0.8 million, and (viii) a decrease in prepayments and other current assets of US$8.6 million. Net cash used in operating activities for the six months ended June 30, 2022 was partially offset by (i) gain from equity method investments of US$0.2 million, (ii) changes in fair value of contingent considerations of US$1.2 million, (iii) a decrease in accounts payable of US$4.8 million, (iv) an increase in cryptocurrency assets of US$38.5 million, (v) a decrease in amounts due to related parties of US$7.6 million, (vi) a decrease in operating lease labilities of US$1.7 million, (vii) a decrease in accrued expenses and other current liabilities of US$14.9 million, and (viii) an increase in deposits of US$2.3 million.

Net cash provided by investing activities

Net cash provided by investing activities for the six months ended June 30, 2023 was US$15.9 million, which was primarily attributable to (i) cash received from disposal of cryptocurrency assets of US$10.9 million, (ii) cash received from redemption of short-term investment of US$2.4 million, and (iii) cash received from disposal of long-term investments of US$2.6 million.

Net cash provided by investing activities for the six months ended June 30, 2022 was US$35.1 million, which was primarily attributable to (i) cash received from disposal of cryptocurrency assets of US$34.4 million, and (ii) cash received from return on long-term investments of US$1.5 million. Net cash provided by investing activities for the six months ended June 30, 2022 was partially offset by cash paid for acquisition of property and equipment of US$0.8 million.

Net cash provided by financing activities

Net cash provided by financing activities for the six months ended June 30, 2023 was nil.

Net cash provided by financing activities for the six months ended June 30, 2022 was US$20.8 million, which was primarily attributable to (i) proceeds from issuance of ordinary shares for private placement of US$14.5 million, and (ii) proceeds from short-term borrowings of US$6.3 million.

Cash and Cash Equivalents, Restricted Cash and Short-term Investment

As of June 30, 2023, the Company had cash and cash equivalents of US$4.6 million and restricted cash of US$0.1 million, compared with cash and cash equivalents of US$5.4 million, restricted cash of US$0.1 million and short-term investment of US$2.4 million as of December 31, 2022.

Cryptocurrency Assets

As of June 30, 2023, the Company had cryptocurrency assets of US$14.7 million in aggregate, which is the U.S. dollar equivalent of 210 BTC, 90.3 million DOGE, 10,030 LTC, and various other cryptocurrency assets, including those generated from its mining pool and cryptocurrency mining businesses.

Capital Expenditures

We made capital expenditures, including for property and equipment and intangible assets, of US$0.8 million and nil for the six months ended June 30, 2023 and 2022, respectively. We expect that our capital expenditures will increase in the future, as we plan to expand our cryptocurrency mining operation and data center business internationally.

Off-balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Cautionary Statement Regarding Forward Looking Statements

We have made statements in this report that constitute forward-looking statements. Forward-looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “could” and similar expressions. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements.

These forward-looking statements include statements about:

•	our business and operating strategies and plans for the development of existing and new businesses, ability to implement such strategies and plans and expected time;
•

developments in, or changes to, laws, regulations, governmental policies, incentives, taxation and regulatory and policy environment affecting our operations and the cryptocurrency and blockchain industry;

•	our future business development, financial condition and results of operations;
•	expected changes in our revenues, costs or expenditures;
•	general business, political, social and economic conditions in mainland China and the international markets we have operations; and

The ultimate correctness of these forward-looking statements depends upon a number of known and unknown risks and events. Many factors could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Consequently, you should not place undue reliance on these forward-looking statements.

The forward-looking statements speak only as of the date on which they are made, and, except as required by law; we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to update this forward-looking information. Nonetheless, we reserve the right to make such updates from time to time by press release, periodic report or other method of public disclosure without the need for specific reference to this interim report. No such update shall be deemed to indicate that other statements not addressed by such update remain correct or create an obligation to provide any other updates.